  Exhibit 99.1

Silver Elephant Announces Private Placement by
Flying Nickel Mining Corp. for Proceeds of up to $7.0 Million

Not for distribution to United States Newswire Services or for dissemination in the United States

Vancouver, British Columbia, October 26, 2021 – Silver Elephant Mining Corp. (“Silver Elephant”, or the “Company”) (TSX: ELEF, OTCQX:SILEF, Frankfurt:1P2N) is pleased to announce that further to its press releases on August 26 and September 23 2021 regarding the creation and planned spin-out of its 100% owned Minago Nickel Project in Manitoba to form Flying Nickel Mining Corp. (“Flying Nickel”), Silver Elephant has entered into an agreement with Red Cloud Securities Inc. (“Red Cloud”) to act as lead agent and sole bookrunner on behalf of a syndicate of agents, including Canaccord Genuity Corp. (collectively with Red Cloud, the “Agents”) in connection with a fully marketed private placement (the “Flying Nickel Offering”) for gross proceeds of up to $7,000,000 from the sale of the following:

●
up to 5,000,000 subscription receipts of Flying Nickel (each, a “Non-FT Subscription Receipt”) at a price of $0.70 per Non-FT Subscription Receipt for gross proceeds of up to $3,500,000 from the sale of Non-FT Subscription Receipts; and
●
flow-through eligible subscription receipts of Flying Nickel (each, a “FT Subscription Receipt”, and collectively with the Non-FT Subscription Receipts, the “Offered Securities”) at a price of $0.77 per FT Subscription Receipt.

The Agents will have the option, exercisable in full or in part up to 48 hours prior to the closing of the Flying Nickel Offering, to sell up to an additional $1,000,000 in Offered Securities at their respective offering prices.

Upon the satisfaction of certain escrow release conditions (the “Escrow Release Conditions”), the Offered Securities shall be deemed to be exercised, without payment of any additional consideration and without further action on the part of the holder thereof, for the following:

●
each Non-FT Subscription Receipt shall be automatically converted into one unit of Flying Nickel (each, a “Unit”); and
●
each FT Subscription Receipt shall be automatically converted into one common share of Flying Nickel to be issued as a “flow-through share” within the meaning of the Income Tax Act (Canada) (each, a “FT Share”).

Each Unit will consist of one common share of Flying Nickel (each a “Unit Share”) and one half of one common share purchase warrant (each whole warrant, a “Warrant”). Each whole Warrant shall entitle the holder to purchase one common share of Flying Nickel (each, a “Warrant Share”) at a price of $1.00 at any time on or before that date which is 24 months after the date of issuance of the Units.

The Escrow Release Conditions include

1.
The completion of the arrangement for the transfer of the Minago Nickel Project in Manitoba into Flying Nickel (the “Arrangement”), which is subject to Silver Elephant shareholder, court and regulatory approvals;
2.
The distribution of the Unit Shares, FT Shares and Warrants underlying the Offered Securities being exempt from applicable prospectus and registration requirements of applicable securities laws.

Following the completion of the Arrangement scheduled in December 2021, it is expected that Flying Nickel will list its common shares on the TSX Venture Exchange shortly thereafter.

It is presently expected that there shall be approximately 50,000,000 Flying Nickel shares issued and outstanding upon completion of the Arrangement and immediately prior to the conversion of subscription receipts into common shares.

The proceeds of the Flying Nickel Offering will be kept in escrow and not released to Flying Nickel unless the Escrow Release Conditions are satisfied by the deadline provided in the terms of the subscription receipt agreement that will govern the Offered Securities. Following the satisfaction of the Escrow Release Conditions, the net proceeds of the Flying Nickel Offering will be used for the exploration and advancement of the Minago Nickel Project as well as for general working capital purposes. The Flying Nickel Offering is scheduled to close on or around November 17, 2021 and is subject to TSX approval.

All dollar values are expressed in Canadian dollars

About Silver Elephant Mining Corp.

Silver Elephant Mining Corp. is a premier mining and exploration company in silver, nickel, and vanadium.

Further information about the Minago nickel project and the Arrangement can be found at www.flynickel.com.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD
“John Lee”
Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Silver Elephant’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Silver Elephant’s forward-looking statements. Silver Elephant believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Silver Elephant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Silver Elephant undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.

None of the securities to be issued pursuant to the Offering have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issuable in the transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.